TASEKO MINES LIMITED

Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and nine months ended September 30, 2022 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of November 2, 2022. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management's Discussion and Analysis

TASEKO MINES LIMITED

Management's Discussion and Analysis

OVERVIEW

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in North America which are capable of supporting a mine for decades. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which will be one of the lowest energy and greenhouse gas-intense sources of mined copper and is advancing towards construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2022	2021	Change	2022	2021	Change
Tons mined (millions)	23.2	25.2	(2.0)	65.7	82.1	(16.4)
Tons milled (millions)	8.2	7.4	0.8	23.0	21.9	1.1
Production (million pounds Cu)	28.3	34.5	(6.2)	70.3	83.5	(13.2)
Sales (million pounds Cu)	26.7	32.4	(5.7)	75.8	81.1	(5.3)

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change	2022	2021	Change
Revenues	89,714	132,563	(42,849)	290,991	330,306	(39,315)
Earnings from mining operations before depletion and amortization*	18,570	83,681	(65,111)	68,564	168,476	(99,912)
Cash flows provided by operations	12,115	68,319	(56,204)	82,212	137,538	(55,326)
Adjusted EBITDA*	34,031	76,291	(42,260)	73,854	147,745	(73,891)
Adjusted net income (loss)*	4,513	27,020	(22,507)	(5,423)	31,433	(36,856)
Per share - basic ("adjusted EPS")*	0.02	0.10	(0.08)	(0.02)	0.11	(0.13)
Net income (loss) (GAAP)	(23,517)	22,485	(46,002)	(23,696)	24,710	(48,406)
Per share - basic ("EPS")	(0.08)	0.08	(0.16)	(0.08)	0.09	(0.17)

TASEKO MINES LIMITED

Management's Discussion and Analysis

 Third Quarter Review

  Third quarter Adjusted EBITDA* was $34.0 million, earnings from mining operations before depletion and amortization* was $18.6 million, and Adjusted net income* was $4.5 million ($0.02 per share);

  On September 29, 2022, the EPA concluded its 45-day public comment period for the draft Underground Injection Control permit for Florence Copper. The project received overwhelming support from business organizations, community leaders and state-wide organizations in written submissions and as voiced at the public hearing;

  Gibraltar produced 28.3 million pounds of copper for the quarter. Head grades improved over the first half of the year to 0.22% but were still impacted by higher than normal mining dilution;

  Mill throughput exceeded nameplate capacity at an average rate of 89,400 tons per day in the quarter due to the softer ore from the Gibraltar pit. Copper recoveries were 77.1% for the quarter and were primarily impacted by the lower head grade;

  Total site costs* in the third quarter decreased from the previous quarters of 2022 but remained elevated compared to 2021 primarily due to higher diesel prices;

  Gibraltar sold 26.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.48 per pound;

  GAAP net loss was $23.5 million ($0.08 loss per share) and reflected unrealized foreign exchange losses of $28.1 million on the translation of the Company's US dollar denominated debt;

  Cash flow from operations was $12.1 million which did not include $18.6 million in cash proceeds realized from copper put option contracts in the quarter;

  The Company has copper collar contracts in place to protect a minimum copper price of US$3.75 per pound until mid-2023.  The Company also has 18 million litres of fuel call options in place to provide a ceiling cost for its share of diesel over the same period;

  Development costs incurred for Florence Copper were $27.3 million in the quarter and included further payments for the major processing equipment being delivered for the SX/EW plant, other pre-construction activities and ongoing site costs; and

  The Company had a cash balance of $142 million and has approximately $210 million of available liquidity at September 30, 2022, including its undrawn US$50 million revolving credit facility.

TASEKO MINES LIMITED

Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Tons mined (millions)	23.2	22.3	20.3	23.3	25.2
Tons milled (millions)	8.2	7.7	7.0	7.4	7.4
Strip ratio	1.5	2.8	2.6	2.2	1.3
Site operating cost per ton milled (Cdn$)*	$11.33	$11.13	$11.33	$9.94	$8.99
Copper concentrate
Head grade (%)	0.22	0.17	0.19	0.24	0.28
Copper recovery (%)	77.1	77.3	80.2	80.4	84.2
Production (million pounds Cu)	28.3	20.7	21.4	28.8	34.5
Sales (million pounds Cu)	26.7	21.7	27.4	23.8	32.4
Inventory (million pounds Cu)	4.2	2.7	4.0	9.9	4.9
Molybdenum concentrate
Production (thousand pounds Mo)	324	199	236	450	571
Sales (thousand pounds Mo)	289	210	229	491	502
Per unit data (US$ per pound produced)*
Site operating costs*	$2.52	$3.25	$2.95	$2.02	$1.53
By-product credits*	(0.15)	(0.15)	(0.18)	(0.30)	(0.25)
Site operating costs, net of by-product credits*	$2.37	$3.10	$2.77	$1.72	$1.28
Off-property costs	0.35	0.37	0.36	0.22	0.29
Total operating costs (C1)*	$2.72	$3.47	$3.13	$1.94	$1.57

TASEKO MINES LIMITED

Management's Discussion and Analysis

OPERATIONS ANALYSIS

Third Quarter Review

Gibraltar produced 28.3 million pounds of copper for the quarter, a 37% increase over the second quarter. Head grades improved over the first half of the year to 0.22% but still were impacted by higher than normal mining dilution.  Grades are expected to continue improving into the fourth quarter as mining advances deeper into the Gibraltar pit, and a number of initiatives are underway to reduce the above normal mining dilution being experienced in this pit.

Mill throughput averaged 89,400 tons per day exceeding the name plate capacity by 5% and the best quarterly average for Gibraltar.  Copper recoveries of 77% were primarily impacted by the lower grade and are also expected to improve as consistency and quality of the Gibraltar pit ore improves at depth.

A total of 23.2 million tons were mined in the third quarter as mining operations were focused in the Gibraltar pit.  The strip ratio of 1.5 was lower than prior quarter as stripping activity in Pollyanna was minimal and ore stockpiles increased by 1.0 million tons in the third quarter.

Total site costs* at Gibraltar of $71.0 million (which includes capitalized stripping of $1.1 million) for Taseko's 75% share were $10.0 million higher than the third quarter of 2021 due to higher diesel prices (56% higher than 2021) and with grinding media and other input costs also increasing.

Molybdenum production was 324 thousand pounds in the third quarter due to lower grades.  At an average molybdenum price of US$16.10 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.15 in the third quarter.

Off-property costs per pound produced* were US$0.35 for the third quarter reflecting higher ocean freight costs (including bunkers) and increased treatment and refining charges (TCRC) compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* were US$2.72 for the quarter and were US$1.15 per pound higher than the third quarter last year as shown in the bridge graph below:

Of the US$1.15 variance in C1 costs in the third quarter of 2022 compared to the prior year quarter, US$0.46 was due to decreased copper production, US$0.35 was due to less mining and other costs being capitalized, US$0.11 was due to lower molybdenum production, US$0.26 was due to inflation arising from increased prices for diesel, grinding media, explosives and other site costs, US$0.06 was due to higher treatment and refining charges, and partially offset by a weakening Canadian dollar impact of US$0.09.

TASEKO MINES LIMITED

Management's Discussion and Analysis

GIBRALTAR OUTLOOK

Ore from the Gibraltar pit will be the primary source of mill feed for the fourth quarter and for 2023.  Copper production in the fourth quarter is expected to improve by approximately 10% over the third quarter and continue at those higher production rates into 2023 as mining progresses deeper into the Gibraltar pit. Stripping activities for the new Connector pit will also commence in 2023. The primary crusher for Mill 1 which overlays the Connector zone is scheduled to be moved to its new location in the third quarter of 2023.

The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for a substantial portion of its attributable production until June 30, 2023.  The Company has also executed price caps for its share of diesel purchases.  Improving production combined with this copper hedge and diesel price protection program should continue to provide the foundation for stable financial performance and operating margins at the Gibraltar mine over the coming quarters.

FLORENCE COPPER

Once in commercial production, Florence Copper is expected to have the lowest energy and greenhouse gas-intensity ("GHG") of any copper producer in North America, and will contribute to reducing the United States' reliance on foreign producers for a metal considered to be foundational for the transition to a low-carbon economy.  It is a low-cost copper project with an annual production capacity of 85 million pounds of copper over a 21-year mine life.  With the expected C1* operating cost of US$1.10 per pound, Florence Copper will be in the lowest quartile of the global copper cost curve and will have one of the smallest environmental footprints of any copper mine in the world with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.

The Company has successfully operated a Production Test Facility ("PTF") since 2018 at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital) based on the Company's published 2017 NI 43-101 technical report. At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ"). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials.

The other required permit is the Underground Injection Control permit ("UIC") from the U.S. Environmental Protection Agency ("EPA"), which is the final permitting step required prior to construction of the commercial ISCR facility. On September 29, 2022, the EPA concluded its public comment period on the draft UIC it issued following a virtual public hearing that was held on September 15, 2022. Public comments submitted to the EPA have demonstrated strong support for the Florence Copper project among local residents, business organizations, community leaders and state-wide organizations. Over 98% of written comments to the EPA were supportive of the project and supplement the unanimous public support voiced at the EPA's public hearing. Taseko has reviewed all of the submitted comments and is confident they will be fully addressed by the EPA during their review, prior to issuing the final UIC permit.

Detailed engineering and design for the commercial production facility was substantially completed in 2021 and procurement activities are well advanced with the Company having awarded and procured the key contract for the major processing equipment associated with the solvent extraction and electrowinning ("SX/EW") plant. The Company has incurred $79.6 million of costs for Florence in the nine month period ended September 30, 2022 and most of ordered SX/EW plant equipment is expected to be on site by the end of year.  Florence Copper also has outstanding purchase commitments of $16.4 million as at September 30, 2022. Deploying this strategic capital and awarding key contracts has assisted with protecting the project execution plan including against supply chain challenges, mitigated inflation risk and should ensure a smooth transition into construction once the final UIC permit is received.

TASEKO MINES LIMITED

Management's Discussion and Analysis

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In December 2019, the Tŝilhqot'in Nation, as represented by the Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, to try to obtain a long-term resolution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

The dialogue was supported by the parties' agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill was extended on December 4, 2020, to continue what was a constructive dialogue that had been delayed by the COVID-19 pandemic. The dialogue is not complete but it remains constructive, and in December 2021, the parties agreed to extend the standstill for a further year so that they and the Province of British Columbia can continue to pursue a long-term and mutually acceptable resolution of the conflict.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

TASEKO MINES LIMITED

Management's Discussion and Analysis

MARKET REVIEW

Copper	Molybdenum	Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$3.50 per pound and have stabilized from a dramatic sell off in June that was triggered by global recession fears and an expected slowdown in China.  In March 2022, copper reached a record high of US$5.09 per pound due to uncertainty arising from the Ukraine conflict, rising inflation rates and low warehouse inventory levels. Copper prices have steadily recovered since the onset of COVID-19 due to tight physical market conditions, ensuing supply chain bottlenecks, inflation pressures caused by economic stimulus measures and from geopolitical challenges.  Europe's imminent need to transition away from Russian energy dependence and invest further in alternative energy should also accelerate growth in the demand for copper in the medium term.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050 are inherently copper intensive.  According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is expected to double from 25 million metric tonnes today to roughly 50 million tonnes by 2035.  All of these factors continue to provide unprecedented catalysts for higher copper prices to continue.  Short-term volatility is expected due to macroeconomic uncertainty and the risk of a US and global recession. While some analysts predict a potential copper market balance by 2023 based on current development projects under construction and the recession caused pullback in demand, the medium to longer-term outlook for copper remains extremely favorable.  This increased demand for copper after years of under investment by the copper industry in new primary mine supply, coupled with inherently low recycling rates, is expected to support strong copper prices over the coming decade to incentivize new supply.

Approximately 6% of the Company's revenue is made up of molybdenum sales. During 2021, the average molybdenum price was US$15.94 per pound and reached above US$20.00 per pound for a period.  Molybdenum prices are currently around US$18.75 per pound, with demand and prices driven by steel demand and a boom in the oil and gas sector due to the Ukraine conflict. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar weakened throughout the quarter due to a strengthening US dollar caused by global recession concerns.

TASEKO MINES LIMITED

Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Net income (loss)	(23,517)	22,485	(46,002)	(23,696)	24,710	(48,406)
Net unrealized foreign exchange loss	28,083	9,511	18,572	35,306	14,545	20,761
Realized foreign exchange gain on settlement of long-term debt	-	-	-	-	(13,000)	13,000
Loss on settlement of long-term debt	-	-	-	-	12,739	(12,739)
Unrealized gain on derivative instruments	(72)	(6,817)	6,745	(23,333)	(5,645)	(17,688)
Estimated tax effect of adjustments	19	1,841	(1,822)	6,300	(1,916)	8,216
Adjusted net income (loss) *	4,513	27,020	(22,507)	(5,423)	31,433	(36,856)

The Company's adjusted net income was $4.5 million ($0.02 per share) for the three months ended September 30, 2022, compared to adjusted net income of $27.0 million ($0.10 per share) for the same period in 2021.  Earnings in the third quarter were impacted by lower copper production and sales volumes, lower average LME copper prices, higher site costs due to the rising input costs such as diesel and a decrease in waste stripping costs being capitalized compared to the same prior period. Positively impacting earnings this quarter was net realized gains of $16.6 million from the Company's copper price protection program and $4.0 million less in depletion and amortization compared to the same prior period.

Net loss was $23.5 million ($0.08 loss per share) for the three months ended September 30, 2022 after inclusion of the $28.1 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the strengthening US dollar in the quarter.

The Company's adjusted net loss was $5.4 million ($0.02 loss per share) for the nine months ended September 30, 2022, compared to adjusted net income of $31.4 million ($0.11 per share) for the same period in 2021. The adjusted net loss in the nine month period was primarily due to lower average LME copper prices, higher site costs due to the rising input costs such as diesel and a decrease in waste stripping costs being capitalized. Partially offsetting these impacts was $11.9 million in net realized gains from copper put options and $8.6 million less in depletion and amortization than the same prior period

The Company's net loss was $23.7 million ($0.08 loss per share) for the nine months ended September 30, 2022 after deduction of $35.3 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the stronger US dollar, partially offset by unrealized gains on copper put options of $23.3 million (less tax effects) for copper collars that remain outstanding at the end of September 30, 2022.

Net income in the first nine months of 2021 was also negatively impacted by a net foreign exchange loss of $1.5 million arising from the revaluation of the new 2026 Notes due to the weakening US dollar trend in the first quarter of 2021 and settlement of the US$250 million 8.75% Senior Secured Notes ("2022 Notes"). The $12.7 million settlement loss recorded upon repayment of the 2022 Notes also decreased the GAAP net income in the first half of 2021.

No adjustments are made to adjusted net income (loss) for negative provisional price adjustments in the quarter.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Copper contained in concentrate	87,987	125,050	(37,063)	289,625	306,371	(16,746)
Copper price adjustments on settlement	(541)	1,173	(1,714)	(5,350)	7,701	(13,051)
Molybdenum concentrate	4,416	8,972	(4,556)	12,190	20,202	(8,012)
Molybdenum price adjustments on settlement	156	444	(288)	(126)	2,684	(2,810)
Silver	1,448	1,409	39	4,122	3,854	268
Total gross revenue	93,466	137,048	(43,582)	300,461	340,812	(40,351)
Less: Treatment and refining costs	(3,752)	(4,485)	733	(9,470)	(10,506)	1,036
Revenue	89,714	132,563	(42,849)	290,991	330,306	(39,315)

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	19,229	23,423	(4,194)	54,677	58,622	(3,945)
Average provisional copper price (US$ per pound)	3.51	4.21	(0.70)	4.13	4.17	(0.04)
Average realized copper price (US$ per pound)	3.48	4.26	(0.78)	4.05	4.29	(0.24)
Average LME copper price (US$ per pound)	3.51	4.25	(0.74)	4.11	4.17	(0.06)
Average exchange rate (US$/CAD)	1.31	1.26	0.05	1.28	1.25	0.03

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended September 30, 2022 decreased by $37.1 million compared to the same period in 2021, with $22.6 million of the decrease due to lower sales volumes of 4.2 million pounds (75% basis) and $17.0 million due to lower copper prices, partially offset by $2.5 million due to the favorable impact of a stronger US dollar. Negative provisional price adjustments in the current quarter were only $0.5 million attributed to the Company's practice of fixing prices at the time of shipment directly with customers or through quotational period hedges.

Copper revenues for the nine months ended September 30, 2022 decreased by $16.7 million compared to the same period in 2021, with $20.8 million of the decrease due to lower sales volumes of 3.9 million pounds (75% basis) and $2.9 million of the decrease due to lower copper price in the first nine months of 2022, partially offset by $7.0 million due to the favorable impact of a stronger US dollar.  Negative provisional price adjustments in the first nine months of 2022 were $5.4 million due to a decreasing copper price environment during the period, compared to a rising copper price trend in the prior year period. The majority of the provisional price adjustments during the nine month period relate to Q1 and Q2 shipments.

Molybdenum revenues for the three months ended September 30, 2022 decreased by $4.6 million compared to the same period in 2021 due primarily to lower sales volumes by 160 thousand pounds (75% basis) and lower average molybdenum prices of US$16.10 per pound, compared to US$19.05 per pound for the same prior period.

Molybdenum revenues for the nine months ended September 30, 2022 decreased by $8.0 million compared to the same period in 2021 due primarily to lower sales volumes by 586 thousand pounds (75% basis), partially offset by higher average molybdenum prices of US$17.83 per pound, compared to US$14.94 per pound for the same prior period.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Site operating costs	69,920	50,134	19,786	194,016	147,043	46,973
Transportation costs	6,316	5,801	515	15,801	13,409	2,392
Changes in inventories of finished goods	(2,042)	(762)	(1,280)	9,188	1,702	7,486
Changes in inventories of ore stockpiles	(3,050)	(6,291)	3,241	3,422	(324)	3,746
Production costs	71,144	48,882	22,262	222,427	161,830	60,597
Depletion and amortization	13,060	17,011	(3,951)	41,835	50,385	(8,550)
Cost of sales	84,204	65,893	18,311	264,262	212,215	52,047
Site operating costs per ton milled*	$11.33	$8.99	$2.34	$11.26	$8.96	$2.30

Site operating costs for the three months ended September 30, 2022 increased by $19.8 million compared to the same prior period due to less capitalized stripping costs in the current quarter and input price increases.  There was $5.0 million more in diesel costs and $5.0 million more in other costs including grinding media. There was also $9.8 million less in mining costs being capitalized in the third quarter ($1.1 million) compared to the third quarter in 2021 ($10.9 million).

Site operating costs for the nine months ended September 30, 2022 increased by $47.0 million compared to the same prior period primarily due to increased costs comprised of $22.0 million more in diesel costs and $6.1 million more in other costs including grinding media. There was also $18.9 million less in mining costs being capitalized in the nine months ended September 30, 2022 ($28.2 million) compared to the same period in 2021 ($47.1 million).

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. During the third quarter, copper in finished goods inventory increased by 1.6 million pounds, which contributed to a decrease in production costs of $2.0 million for Taseko's 75% share. In addition, there was a net decrease in production costs of $3.1 million for the increase of ore stockpiles by 1.0 million tons during the third quarter of 2022, partially offset with a write-down of ore stockpiles to net realizable value due to the decline in copper prices.

Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at the 2021 year end that was sold in the first quarter of 2022, which contributed to the increase in production costs of $9.2 million in the first nine months of 2022.  The ore stockpile also decreased by 2.2 million tons during the nine months ended September 30, 2022, which resulted in an increase in production costs of $3.4 million.

Depletion and amortization for the three and nine months ended September 30, 2022 decreased by $4.0 million and $8.6 million, respectively, over the same prior period due to increases in the remaining mine life and units of production arising from the Gibraltar reserve update which extended the mine life by an additional 7 years.  Furthermore, ore tons that were mined from the Pollyanna pit in the first half of 2021 had a higher depreciation cost per ton compared to the current ore being mined from the Gibraltar pit.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
General and administrative	2,263	2,905	(642)	8,261	13,367	(5,106)
Share-based compensation expense	1,101	76	1,025	2,068	4,474	(2,406)
Realized (gain) loss on derivative instruments	(16,375)	4,722	(21,097)	(11,730)	7,620	(19,350)
Unrealized gain on derivative instruments	(72)	(6,817)	6,745	(23,333)	(5,645)	(17,688)
Project evaluation (recovery) expenditures	91	(123)	214	369	325	44
Other income, net	(326)	(350)	24	(981)	(1,146)	165
	(13,318)	413	(13,731)	(25,346)	18,995	(44,341)

General and administrative expenses have decreased in the three and nine months ended September 30, 2022, compared to the same periods in 2021, primarily due to executives that retired in 2021 as part of the Company's executive succession plan.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense decreased for the nine months ended September 30, 2022, compared to the same period in 2021, primarily due to decreases in the Company's share price during the period and its impact on the valuation of the deferred share units. More information is set out in Note 14 of the Financial Statements.

For the three months ended September 30, 2022, the Company realized a net gain on derivative instruments of $16.4 million primarily due to the copper collars covering production for the quarter that settled in-the-money, net of expensing of premiums paid, compared to a realized loss of $4.7 million in the third quarter of 2021.

For the nine months ended September 30, 2022, the Company realized a net gain on derivative instruments of $11.7 million primarily due to the copper collars covering the third quarter production that settled in-the-money, net of expensing of premiums paid, compared to a net realized loss of $7.6 million for the first nine months of 2021.  The net realized gain for the nine month period includes $0.2 million of realized loss on fuel call options.

For the three months ended September 30, 2022, the net unrealized gain on derivative instruments of $0.1 million relates primarily to the fair value adjustments on the outstanding copper price collars covering the remainder of 2022 and first half of 2023, partially offset by the unrealized loss on the fuel call options, compared to a net unrealized gain of $6.8 million for the third quarter of 2021.

For the nine months ended September 30, 2022, the net unrealized gain on derivative instruments of $23.3 million relates primarily to the fair value adjustments on the outstanding copper price collars of $24.0 million, partially offset by the unrealized loss on the fuel call options of $0.7 million, compared to a net unrealized gain of $5.6 million for the third quarter of 2021.

Project evaluation expenditures represent costs associated with the New Prosperity project.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Interest expense	10,317	9,871	446	30,475	28,716	1,759
Amortization of financing fees	635	489	146	1,876	1,541	335
Finance expense - deferred revenue	1,441	1,414	27	4,250	4,176	74
Accretion of PER	92	101	(9)	275	310	(35)
Finance income	(654)	(201)	(453)	(1,102)	(460)	(642)
Loss on settlement of long-term debt	-	-	-	-	5,798	(5,798)
	11,831	11,674	157	35,774	40,081	(4,307)

Interest expense for the three and nine months ended September 30, 2022 increased from the prior year period due to higher overall interest accrued on the new senior secured notes issued in February 2021.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

As part of the senior secured notes refinancing completed in February 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $5.8 million, comprised of the write-off of deferred financing costs of $4.0 million and additional interest costs paid over the call period of $1.8 million.  The Company also paid a one-time redemption call premium of $6.9 million on the settlement of the 2022 Notes which is disclosed separately from finance expense.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Current income tax expense	224	1,354	(1,130)	212	2,295	(2,083)
Deferred income tax expense	3,276	20,956	(17,680)	5,398	22,746	(17,348)
Income tax expense	3,500	22,310	(18,810)	5,610	25,041	(19,431)
Effective tax rate	(17.5)%	49.8%	(67.3)%	(31.0)%	50.3%	(81.3)%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

TASEKO MINES LIMITED

Management's Discussion and Analysis

Effective tax rate reconciliation

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	Change	2022	2021	Change
Income tax expense (recovery) at
Canadian statutory rate of 36.5%	(7,305)	16,346	(23,651)	(6,600)	18,155	(24,755)
Permanent differences	7,163	4,105	3,058	8,329	6,607	1,722
Foreign tax rate differential	8	-	8	44	96	(52)
Unrecognized tax benefits	3,637	1,859	1,778	3,987	109	3,878
Deferred tax adjustments related to prior periods	(3)	-	(3)	(150)	74	(224)
Income tax expense	3,500	22,310	(18,810)	5,610	25,041	(19,431)

The overall income tax expense for the three and nine months ended September 30, 2022 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the third quarter is negative and less than the combined B.C. mineral and income tax rate of 36.5% due to the non-taxability of unrealized foreign exchange losses on revaluation of the senior secured notes and as certain expenses such as finance charges, derivative gains and general and administration costs are not deductible for BC mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and nine months ended September 30, 2021 and 2022, relative to net income (loss) for those periods.

Current income taxes represent an estimate of B.C. mineral taxes payable.

TASEKO MINES LIMITED

Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	At September 30,	At December 31,
(Cdn$ in thousands)	2022	2021	Change
Cash and equivalents	142,048	236,767	(94,719)
Other current assets	111,463	100,460	11,003
Property, plant and equipment	970,140	837,839	132,301
Other assets	8,657	8,129	528
Total assets	1,232,308	1,183,195	49,113
Current liabilities	98,040	85,172	12,868
Debt:
Senior secured notes	540,101	497,388	42,713
Equipment related financings	22,825	34,361	(11,536)
Deferred revenue	48,198	45,356	2,842
Other liabilities	163,393	162,400	993
Total liabilities	872,557	824,677	47,880
Equity	359,751	358,518	1,233
Net debt (debt minus cash and equivalents)	420,878	294,982	125,896
Total common shares outstanding (millions)	286.4	284.9	1.5

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $132.3 million in the nine months ended September 30, 2022, which includes $79.6 million for Florence Copper development costs as well as capital expenditures at Gibraltar (both sustaining and capital projects).

Net debt increased by $125.9 million in the nine months ended September 30, 2022, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the effect of a weakening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

As at November 2, 2022, there were 286,401,919 common shares and 9,386,166 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the Financial Statements.

Liquidity, cash flow and capital resources

At September 30, 2022, the Company had cash and cash equivalents of $142.0 million (December 31, 2021 - $236.8 million).

TASEKO MINES LIMITED

Management's Discussion and Analysis

Cash flow provided by operations during the three months ended September 30, 2022 was $12.1 million compared to $68.3 million for the same prior period.  The decrease in cash flow provided by operations was due primarily to lower copper sales volumes and copper prices, increased site operating costs and lower capitalized stripping in the third quarter of 2022.

Cash flow provided by operations during the nine months ended September 30, 2022 was $82.2 million compared to $137.5 million for the same prior period. The decrease in cash flow provided by operations was due primarily to lower copper sales volumes and copper prices, lower molybdenum sales volume, increased site operating costs and lower capitalized stripping. Also cash flow provided by operations in the current nine month period was positively impacted by the timing of working capital items.

Cash used for investing activities during the three months ended September 30, 2022 was $27.5 million compared to $35.8 million for the same prior period. Investing cash flows in the third quarter includes $18.0 million for capital expenditures at Gibraltar (which includes $1.1 million for capitalized stripping costs, $7.8 million for sustaining capital, and $9.1 million for capital projects), and $27.3 million of cash expenditures for development costs at Florence Copper.  The Company spent $1.4 million for the purchase of diesel call options that cover the period from October 2022 to June 2023. Also during the three month period, the Company received $18.6 million from its copper put option contracts that settled in the money.

Cash used for investing activities during the nine months ended September 30, 2022 was $129.0 million compared to $114.8 million for the same prior period. Investing cash flows in the period includes $66.8 million for capital expenditures at Gibraltar (which includes $28.2 million for capitalized stripping costs, $17.4 million for sustaining capital, and $21.2 million for capital projects), $72.4 million of cash expenditures for Florence Copper and $7.3 million for the purchase of copper collars covering production from July 2022 to June 2023.  During the nine month period, the Company received $18.6 million from its copper put option contracts that settled in the money.

Net cash used for financing activities for the three months ended September 30, 2022 was $23.1 million comprised of interest paid of $18.6 million and principal repayments for equipment loans and leases of $4.4 million.

Net cash used for financing activities for the nine months ended September 30, 2022 was $54.0 million comprised of interest paid of $38.1 million, principal repayments for equipment loans and leases of $14.6 million, and $1.9 million to settle performance share units that vested in January 2022. Net cash provided by financing activities for the nine months ended September 30, 2021 was $131.8 million and included the net proceeds from the issuance of the US$400 million 7% senior secured notes ("2026 Notes") due in February 2026.

Liquidity outlook

The Company has approximately $210 million of available liquidity at September 30, 2022, including a cash balance of $142 million and an undrawn US$50 million revolving credit facility.

In the third quarter of 2022, the Company realized cash proceeds of $18.6 million, with $8.7 million from settlement of its July, August and September collar contracts and $9.9 million from the amendment of its copper price collar contracts from August to December for 35 million pounds of copper by lowering the strike floor price from US$4.00 per pound to US$3.75 per pound.

With a minimum US$3.75 per pound floor price for 51 million pounds of copper production until June 2023, continued stable operating margins and cash flows are expected from Gibraltar over the next several quarters.  In addition to ongoing sustaining capital at Gibraltar, the Company has commenced a capital project to relocate the crusher for Mill 1 at the Gibraltar mine to a new location which is scheduled to be moved by the third quarter of 2023. The Company does not have any significant capital plans for its other development projects over the next 12 months.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company intends to develop the commercial facility at Florence Copper once the final UIC permit is received from the EPA. The Company could raise additional capital if needed through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  Also the Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's  share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or partially funded by the sale of copper call options that are significantly out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  Since the onset of the Ukraine war earlier this year, diesel prices have increased dramatically.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases diesel call options to provide a price cap for its share of diesel that is used by its mining fleet. Taseko has in place diesel price protection to June 2023 which caps its site landed diesel cost to an estimated $1.75 per litre.  The Company will continue to look to extend this protection into 2023 in the coming quarters.

TASEKO MINES LIMITED

Management's Discussion and Analysis

A summary of the Company's outstanding hedges are shown below:

	Notional amount	Strike price	Term to maturity	Original cost
At November 2, 2022
Copper collars	14.0 million lbs	US$3.75 per lb US$5.40 per lb	November to December 2022	$1.4 million
Copper collars	30.0 million lbs	US$3.75 per lb US$4.72 per lb	January to June 2023	$3.0 million
Fuel call options	4.0 million ltrs	US$1.05 per ltr	November to December 2022	$0.2 million
Fuel call options	12.0 million ltrs	US$1.05 per ltr	January to June 2023	$1.1 million

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	Remainder of 2022	2023	2024	2025	2026	Thereafter	Total
Debt:
2026 Notes	-	-	-	-	548,280	-	548,280
Interest	-	38,380	38,380	38,380	19,190	-	134,330
Equipment loans:
Principal	1,361	4,804	1,375	-	-	-	7,540
Interest	97	200	18	-	-	-	315
Lease liabilities:
Principal	2,365	3,717	2,048	1,357	899	1	10,387
Interest	147	396	214	103	24	-	884
Lease related obligation:
Rental payment	657	5,497	-	-	-	-	6,154
PER [1]						84,562	84,562
Capital expenditures	15,197	4,302	16	-	-	-	19,515
Other expenditures
Transportation related services [2]	1,731	11,762	11,762	4,702	823	-	30,780

1 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    mine and Florence Copper. As at September 30, 2022, the Company has provided surety bonds totaling $59.4 million for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $13.4 million for reclamation security.

2 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has made capital expenditure commitments relating to equipment for the Florence Copper project totaling $16.4 million at September 30, 2022.

TASEKO MINES LIMITED

Management's Discussion and Analysis

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $6.5 million as at September 30, 2022.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 25% share of this obligation, which amounted to $7.3 million as at September 30, 2022.

SUMMARY OF QUARTERLY RESULTS

	2022			2021				2020
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	89,714	82,944	118,333	102,972	132,563	111,002	86,741	87,398
Net income (loss)	(23,517)	(5,274)	5,095	11,762	22,485	13,442	(11,217)	5,694
Basic EPS	(0.08)	(0.02)	0.02	0.04	0.08	0.05	(0.04)	0.02
Adjusted net income (loss) *	4,513	(16,098)	6,162	13,312	27,020	9,948	(5,534)	(7,473)
Adjusted basic EPS *	0.02	(0.06)	0.02	0.05	0.10	0.04	(0.02)	(0.03)
Adjusted EBITDA *	34,031	1,684	38,139	52,988	76,291	47,732	23,722	20,478

(US$ per pound, except where indicated)
Provisional copper price	3.51	4.33	4.57	4.40	4.21	4.34	3.92	3.30
Realized copper price	3.48	4.08	4.59	4.37	4.26	4.48	4.09	3.69
Total operating costs *	2.72	3.47	3.13	1.94	1.57	2.02	2.23	2.82
Copper sales (million pounds)	20.0	16.3	20.5	17.9	24.3	20.0	16.5	18.8

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2021 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED

Management's Discussion and Analysis

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three and nine months ended September 30, 2022.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED

Management's Discussion and Analysis

KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 14 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Salaries and benefits	841	961	6,539	5,490
Post-employment benefits	178	258	552	1,495
Share-based compensation expense (recovery)	959	(5)	1,325	4,058
	1,978	1,214	8,416	11,043

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED

Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Cost of sales	84,204	90,992	89,066	57,258	65,893
Less:
Depletion and amortization	(13,060)	(15,269)	(13,506)	(16,202)	(17,011)
Net change in inventories of finished goods	2,042	(3,653)	(7,577)	13,497	762
Net change in inventories of ore stockpiles	3,050	(3,463)	(3,009)	4,804	6,291
Transportation costs	(6,316)	(4,370)	(5,115)	(4,436)	(5,801)
Site operating costs	69,920	64,237	59,859	54,921	50,134
Less by-product credits:
Molybdenum, net of treatment costs	(4,122)	(3,023)	(3,831)	(7,755)	(8,574)
Silver, excluding amortization of deferred revenue	25	36	202	(330)	300
Site operating costs, net of by-product credits	65,823	61,250	56,230	46,836	41,860
Total copper produced (thousand pounds)	21,238	15,497	16,024	21,590	25,891
Total costs per pound produced	3.10	3.95	3.51	2.17	1.62
Average exchange rate for the period (CAD/USD)	1.31	1.28	1.27	1.26	1.26
Site operating costs, net of by-product credits (US$ per pound)	2.37	3.10	2.77	1.72	1.28
Site operating costs, net of by-product credits	65,823	61,250	56,230	46,836	41,860
Add off-property costs:
Treatment and refining costs	3,302	2,948	2,133	1,480	3,643
Transportation costs	6,316	4,370	5,115	4,436	5,801
Total operating costs	75,441	68,568	63,478	52,752	51,304
Total operating costs (C1) (US$ per pound)	2.72	3.47	3.13	1.94	1.57

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Site operating costs	69,920	64,237	59,859	54,921	50,134
Add:
Capitalized stripping costs	1,121	11,887	15,142	12,737	10,882
Total site costs	71,041	76,124	75,001	67,658	61,016

TASEKO MINES LIMITED

Management's Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives; and
  Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Estimated tax effect of adjustments	19	8,302	(2,021)	(1,245)
Adjusted net income (loss)	4,513	(16,098)	6,162	13,312
Adjusted EPS	0.02	(0.06)	0.02	0.05

(Cdn$ in thousands, except per share amounts)	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Net income (loss)	22,485	13,442	(11,217)	5,694
Unrealized foreign exchange (gain) loss	9,511	(3,764)	8,798	(13,595)
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Loss on settlement of long-term debt	-	-	5,798	-
Call premium on settlement of long-term debt	-	-	6,941	-
Unrealized (gain) loss on derivatives	(6,817)	370	802	586
Estimated tax effect of adjustments	1,841	(100)	(3,656)	(158)
Adjusted net income (loss)	27,020	9,948	(5,534)	(7,473)
Adjusted EPS	0.10	0.04	(0.02)	(0.03)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

TASEKO MINES LIMITED

Management's Discussion and Analysis

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Loss on settlement of long-term debt (included in finance expenses) and call premium;
  Realized foreign exchange gains on settlement of long-term debt; and
  Amortization of share-based compensation expense.

(Cdn$ in thousands)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Add:
Depletion and amortization	13,060	15,269	13,506	16,202
Finance expense	12,481	12,236	12,155	12,072
Finance income	(650)	(282)	(166)	(218)
Income tax expense	3,500	922	1,188	9,300
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Amortization of share-based compensation expense (recovery)	1,146	(2,061)	3,273	1,075
Adjusted EBITDA	34,031	1,684	38,139	52,988

(Cdn$ in thousands)	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Net income (loss)	22,485	13,442	(11,217)	5,694
Add:
Depletion and amortization	17,011	17,536	15,838	18,747
Finance expense (includes loss on settlement of long-term debt and call premium)	11,875	11,649	23,958	10,575
Finance income	(201)	(184)	(75)	(47)
Income tax (recovery) expense	22,310	7,033	(4,302)	(2,724)
Unrealized foreign exchange (gain) loss	9,511	(3,764)	8,798	(13,595)
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Unrealized (gain) loss on derivatives	(6,817)	370	802	586
Amortization of share-based compensation expense	117	1,650	2,920	1,242
Adjusted EBITDA	76,291	47,732	23,722	20,478

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2022	2021	2022	2021
Earnings from mining operations	5,510	66,670	26,729	118,091
Add:
Depletion and amortization	13,060	17,011	41,835	50,385
Earnings from mining operations before depletion and amortization	18,570	83,681	68,564	168,476

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3
Site operating costs (included in cost of sales)	69,920	64,237	59,859	54,921	50,134

Tons milled (thousands) (75% basis)	6,172	5,774	5,285	5,523	5,576
Site operating costs per ton milled	$11.33	$11.13	$11.33	$9.94	$8.99